UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C.  20549


                           FORM 11-K



(X)  ANNUAL   REPORT  PURSUANT  TO  SECTION  15(d)  OF   THE
     SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1994,

                               or

( )  TRANSITION  REPORT  PURSUANT TO SECTION  15(d)  OF  THE
     SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to ______________.

         Commission file number TNP Enterprises, Inc.'s
                    Registration No. 2-93265


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                 TEXAS-NEW MEXICO POWER COMPANY
                   Thrift Plan for Employees

                    4100 International Plaza
                         P. O. Box 2943
                    Fort Worth, Texas  76113

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                     TNP ENTERPRISES, INC.

                    4100 International Plaza
                         P. O. Box 2943
                    Fort Worth, Texas  76113

FORM 11-K

Financial Statements and Exhibits.

               Financial Statements

               Independent Auditors' Report

               Statements of Net Assets Available for  Benefits,
               December 31, 1994 and 1993

              Statements of Changes in Net Assets Available for
              Benefits, Years Ended December 31, 1994 and 1993

              Notes to Financial Statements, December 31,  1994
              and 1993

              Item 27a - Schedule of Assets Held for Investment
              Purposes, December 31, 1994

             Item  27d  - Schedule of Reportable Transactions,
             Year Ended December 31, 1994

             Independent Auditors' Consent

                           SIGNATURE


The  Plan.   Pursuant  to  the  requirements  of  the  Securities
Exchange Act of 1934, the Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   TEXAS-NEW MEXICO POWER COMPANY
                                   THRIFT PLAN FOR EMPLOYEES



Date: March 24, 1995
By:____________________________
                                            GARY L. SPOONER
                                        Chairman and Member of
                                       the Thrift Plan Committee

                 TEXAS-NEW MEXICO POWER COMPANY
                   THRIFT PLAN FOR EMPLOYEES

         Financial Statements and Supplemental Schedules
                    December 31, 1994 and 1993
          (With Independent Auditors' Report Thereon)

                   Independent Auditors' Report


The Trustee and Thrift Plan Committee
Texas-New Mexico Power Company
Thrift Plan for Employees:

We have audited the accompanying statements of net assets available for benefits of Texas-New Mexico Power Company Thrift Plan for Employees (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Texas-New Mexico Power Company Thrift Plan for Employees as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Item 27a - Schedule of Assets Held for Investment Purposes and Item 27d - Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                           KPMG Peat Marwick LLP
Fort Worth, Texas
March 10, 1995

                         TEXAS-NEW MEXICO POWER COMPANY
                            THRIFT PLAN FOR EMPLOYEES

                 Statements of Net Assets Available for Benefits
                            December 31, 1994 and 1993




                                                      1994             1993

Investments, at fair value:
  Common stock of TNP Enterprises, Inc.
    (1,722,018 shares in 1994 and
    1,471,213 shares in 1993)                     $ 25,615,021      24,275,237



  United States Treasury Bills                      14,306,147      16,061,141

  Vanguard Wellesley Income Fund (355,230
    units in 1994 and 251,916 units in 1993)         6,056,669       4,846,364

  Vanguard Index 500 Fund (134,954 units
    in 1994 and 114,195 units in 1993)               5,798,963       5,007,668

  United States Savings Bonds                          116,372         144,175
                                                    __________      __________
         Total investments                          51,893,172      50,334,585


Cash                                                   128,702         227,037
                                                  ____________      __________
         Net assets available for benefits        $ 52,021,874      50,561,622
                                                  ============      ==========

See accompanying notes to financial statements.

                                       TEXAS-NEW
                                  MEXICO POWER COMPANY
                               THRIFT PLAN FOR EMPLOYEES

              Statements of Changes in Net Assets Available for Benefits
                        Years ended December 31, 1994 and 1993




                                               1994                      1993
Additions to net assets:
  Investment income:
    Dividends on common stock of
      TNP Enterprises, Inc.                $  1,861,905              2,245,538
    Dividends on Vanguard mutual funds          629,591                462,081
    Net depreciation in fair value of
      investments  (note 5)                  (2,647,227)            (2,662,153)
                                           ____________             __________

         Net investment income (loss)          (155,731)                45,466
                                           ____________             __________

 Contributions (note 1(b)):
   Employer                                    753,349                     -
   Employees                                 2,517,943               2,351,518
                                           ___________              __________
                                             3,271,292               2,351,518
                                           ___________              __________
         Total additions                     3,115,561               2,396,984


 Deduction from net assets -
   benefits paid to participants             1,655,309               8,400,061
                                           ___________              __________
        Net increase (decrease)              1,460,252              (6,003,077)
                                           ___________              __________
 Net assets available for benefits:

   Beginning of year                        50,561,622              56,564,699
                                          ____________              __________
   End of year (note 6)                   $ 52,021,874              50,561,622
                                          ============              ==========



See accompanying notes to financial statements.

                               TEXAS-NEW MEXICO POWER COMPANY
                                 THRIFT PLAN FOR EMPLOYEES

                               Notes to Financial Statements

                                December 31, 1994 and 1993

(1)  Description of Plan

The following description of the Texas-New Mexico Power
Company Thrift Plan for Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. (a) General

                The Plan is a defined contribution plan
covering employees of Texas-New Mexico Power Company (the
Company), a wholly owned subsidiary of TNP Enterprises, Inc.
(TNPE), who have one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective January 1, 1995, employees age twenty-one or older become eligible on the first entry date of the Plan year (January 1 or July 1) in which they are scheduled to work at least 1,000 hours. The Plan is administered by NationsBank of Texas, N. A., as trustee.

        (b)     Contributions

                Each year, participants may contribute,
pursuant to a salary reduction arrangement, from 2% to 9% of their annual compensation (up to $9,240 in 1994 and $8,994 in 1993). The Company may make matching contributions, up to 6% of eligible compensation, at the discretion of the Company's Board of Directors. Effective January 1, 1993, the Company suspended its matching contributions to the Plan; however, in 1994 the Company's Board of Directors approved restoration of the Company's matching contributions, effective for participant contributions after

                       June 30, 1994.

        (c)     Expenses of Administering the Plan

                All costs and expenses incurred in
administering the Plan have been paid by the Company.

        (d)     Participant Accounts

                Each participant's account is credited with that participant's contributions, the Company's matching contributions and allocated investment earnings and losses of the directed investments in the participant's account. Effective April 28, 1994, the Plan was amended to also allow participants to transfer funds from other qualified plans.

        (e)     Vesting

                Participants are fully vested in their
contributions and the Company's matching contributions, including actual earnings thereon, at all times.

        In the event of complete or partial termination of the Plan, the assets of the Plan shall be distributed to the participants and their beneficiaries in accordance with the Plan agreement.

        (f)     Investment Options

 Participants may direct contributions in 10% increments in any of four investment options:

                TNPE Common Stock - Funds are invested in the common stock of TNPE.

                Certain U. S. Government securities - Funds are invested in certain U. S. treasury bills and savings bonds.

                Vanguard Wellesley Income Fund - Funds are invested in shares of a registered investment company that invests primarily in various equity security portfolios that seek to match the performance of distinct market indices.

                Vanguard Index 500 Fund - Funds are invested in shares of a registered investment company that invests primarily in U.S. Government and corporate debt obligations and dividend-paying equity securities.

Participants may change their investment options quarterly.

        (g)     Payment of Benefits

                Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or installments over a 5-year period.

(2)     Summary of Significant Accounting Policies

        (a)     Basis of Presentation

                The accompanying financial statements have been prepared on the accrual basis of accounting.

        (b)     Investment Valuation and Income Recognition

                The Plan's investments are stated at fair value. Common stock of TNPE is valued using quoted market prices. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. U. S. Treasury Bills are valued using quoted market prices. U. S. Savings Bonds are valued at redemption value, which approximates fair value.

                Purchases and sales of securities are
recorded on the trade date (the date the buy or sell order is executed). Interest income is recorded on the accrual basis. Dividends on common stock of TNPE are recorded on the ex-dividend date. Dividends on mutual funds are recorded when declared.

        (c)     Payment of Benefits

                Benefits are recorded when paid.

(Continued)

                           TEXAS-NEW MEXICO POWER COMPANY
                             THRIFT PLAN FOR EMPLOYEES

                           Notes to Financial Statements

(3)     Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(4)         Tax Status

        The Internal Revenue Service has determined and informed the Company by letter dated June 12, 1991, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan i s designed and is currently being operated in compliance with the applicable requirements of the IRC.

        Contributions to a participant's account and the related investment earnings are not included in a participant's taxable income until such amounts are distributed to that participant.

(5)     Investments

        Net appreciation (depreciation) in the fair value of investments bought, sold, and held by the Plan during 1994 and 1993 is summarized as follows:

                                                 1994            1993
Common stock of TNPE                         $(2,418,409)     (3,620,308)
United States Treasury Bills                     581,751         555,227
Vanguard Wellesley Income Fund                  (702,907)        138,382
Vanguard Index 500 Fund                         (110,569)        255,960
United States Savings Bonds                        2,907           8,586
                                            ____________      __________
                                             $(2,647,227)     (2,662,153)
                                            ============      ==========




(Continued)

                          TEXAS-NEW MEXICO POWER COMPANY
                            THRIFT PLAN FOR EMPLOYEES

                          Notes to Financial Statements

(6)     Changes in Net Assets Allocated to Investment Funds

        The following is an analysis of changes in net assets allocated to investment funds for the years ended December 31, 1994 and 1993:

                                     Net
                    Balance at    Investment                                                Balance at
                    January 1,      Income                      Benefits                   December 31,
1994                  1994          (Loss)    Contributions       Paid      Transfers          1994

Common stock
  of TNPE          $24,275,237    (556,504)    1,873,701       (448,344)      470,931       25,615,021

United States
  Treasury Bills   16,061 ,141     581,751       404,226       (980,396)   (1,760,575)      14,306,147

Vanguard
  Wellesley
  Income Fund        4,846,364    (251,611)      468,509       (150,883)    1,144,290       6,056,669

Vanguard Index
  500 Fund           5,007,668      67,726       524,856       (75, 686)      274,399       5,798,963

United States
  Savings Bonds        144,175       2,907          -              -          (30,710)        116,372


Cash                   227,037         _            _              _          (98,335)        128,702
                   ___________    ________      ________      _________      ________       _________
      Total        $50,561,622    (155,731)    3,271,292     (1,655,309)          -        52,021,874
                   ===========    ========     =========     ==========      ========      ==========

                                     Net
                   Balance at    Investment                                                  Balance at
                   January 1,      Income                       Benefits                     December 31,
1993                 1993          (Loss)     Contributions       Paid        Transfers        1993

Common stock
  of TNPE        $28,167,310     (1,374,770)      441,356      (1,159,681)    (1,798,978)     24,275,237

United States
  Treasury Bills  23,431,128        553,839     1,056,208      (7,240,380)    (1,739,654)     16,061,141

Vanguard
  Wellesley
  Income Fund      2,119,326        479,648       379,130             -        1,868,260       4,846,364

Vanguard Index
  500 Fund         2,640,310        376,775       474,824             -        1,515,759       5,007,668

United States
  Savings Bonds      141,938          9,974          -                -           (7,737)        144,175

Cash                  64,687            -            -                -          162,350         227,037
                 ___________        _______     _________      __________      _________      __________
  Total          $56,564,699         45,466     2,351,518      (8,400,061)           _        50,561,622
                 ===========        =======     =========      ==========     ==========      ==========

                             TEXAS-NEW MEXICO POWER COMPANY
                                THRIFT PLAN FOR EMPLOYEES

                 Item 27a - Schedule of Assets Held for Investment Purposes

                                    December 31, 1994

                              Description of Investment
 Identity of Issue,            Including Maturity Date,
 Borrower, Lessor            Rate of Interest, Collateral,                      Current
 or Similar Party               Par or Maturity Value               Cost         Value

Common Stocks:
TNP Enterprises, Inc.*        1,722,018 shares of no            $ 29,418,081    25,615,021
                              par common stock

United States Treasury Bills:

United States                 $2,115,000 Treasury Bills,
 Government                    due January 19, 1995,
                               yielding 5.52%                     2,088,590      2,109,797

United States                 $1,955,000 Treasury Bills,
 Government                    due February 9, 1995,
                               yielding 4.85%                     1,929,673      1,945,420

United States                 $1,945,000 Treasury Bills,
 Government                    due March 30, 1995,
                               yielding 5.66%                     1,918,156      1,919,268

United States                 $1,865,000 Treasury Bills,
 Government                    due March 9, 1995,
                               yielding 5.54%                     1,838,364      1,846,686

United States                 $1,830,000 Treasury Bills,
 Government                    due February 2, 1995,
                               yielding 4.72%                     1,806,501      1,822,735

United States                 $1,140,000 Treasury Bills,
 Government                    due January 26, 1995,
                               yielding 3.58%                    1,125,765       1,136,546

United States                 $1,100,000 Treasury Bills,
 Government                    due February 23, 1995,
                               yielding 5.17%                    1,085,425       1,092,047

United States                 $1,045,000 Treasury Bills,
 Government                    due January 5, 1995,
                               yielding 2.76%                    1,032,120       1,044,812
(Continued)

                              TEXAS-NEW MEXICO POWER COMPANY
                                 THRIFT PLAN FOR EMPLOYEES
Item 27a - Schedule of Assets Held for Investment Purposes,
Continued
                           Description of Investment
Identity of Issue,         Including Maturity Date,
Borrower, Lessor           Rate of Interest, Collateral,                           Current
or Similar Party           Par or Maturity Value                    Cost            Value

United States Treasury Bills, Continued:

United States              $555,000 Treasury Bills,
 Government                 due February 16, 1995,
                            yielding 4.98%                       $547,508          551,675

United States              $380,000 Treasury Bills,
 Government                 due March 2, 1995,
                            yielding 5.45%                       374,717           376,694

United States              $265,000 Treasury Bills,
 Government                 due January 12, 1995,
                            yielding 4.25%                      261,800            264,735

United States              $108,000 Treasury Bills,
 Government                 due March 23, 1995,
                            yielding 5.59%                      106,533            106,708

United States              $90,000 Treasury Bills,
 Government                 due March 16, 1995,
                            yielding 5.54%                       88,751             89,024

                                                             14,203,903         14,306,147
Mutual Funds:

Vanguard Wellesley           355,230 units                    6,589,170          6,056,669
 Income Fund

Vanguard Index 500           134,954 units                    5,577,595          5,798,963
  Fund

                                                             12,166,765         11,855,632

United States Savings Bonds:

United States               $31,344 Series E and
 Government                  Series EE Savings Bonds,
                             various maturities at
                             various interest rates              31,344            116,372
                                                           ____________         __________

                                                           $ 55,820,093         51,893,172
                                                           ============         ==========
*  Party-in-interest

                              TEXAS-NEW MEXICO POWER COMPANY
                                THRIFT PLAN FOR EMPLOYEES

                     Item 27d - Schedule of Reportable Transactions

                               Year ended December 31, 1994



                                                                                                        Current
                                                                        Expense                         Value of
Identity of                                                             Incurred                        Asset on
  Party            Description     Purchase    Selling     Lease          with            Cost          Transaction    Net Gain
Involved            of Asset        Price       Price      Rental       Transaction      of Asset       Date           or (Loss)

Common Stocks:
NationsBank,as    Purchases of
 trustee*         333,351 shares
                  of common stock
                  of TNP Enterprises,
                  Inc.*          $ 5,079,393     -            -               -          5,079,393        5,079,393        -

NationsBank, as   Sales of 82,546 shares
 trustee*         of common stock of
                  TNP Enterprises,
                  Inc.*               -       1,321,200       -               -          1,442,482        1,321,200      (121,282)




<F1>
*  Party-in-interest

                                 Independent Auditors' Consent



The Board of Directors
TNP Enterprises, Inc.

The Trustee and Thrift Plan Committee Texas-New Mexico Power
Company
Thrift Plan for Employees:

We consent to incorporation by reference in the Registration Statement (No. 2-93265) on Form S-8 of TNP Enterprises, Inc.
of our report dated March 10, 1995, relating to the statements of net assets available for benefits of Texas-New Mexico Power Company Thrift Plan for Employees as of
December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended and related supplemental schedules, which report appears in the December 31, 1994, annual report on Form 11-K of TNP Enterprises, Inc.




                                             KPMG Peat Marwick LLP




Fort Worth, Texas
March 24, 1995